Exhibit 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

Year Ended June 30,	2013	2012	2011	2010	2009

Earnings (a)
Earnings from continuing operations before income taxes	$27,052	$22,267	$28,071	$25,013	$19,821
Add: Fixed charges	489	435	349	207	88
Add: Cash distributions from equity method investments	71	74	14	14	85
Subtract: Income (loss) from equity method investments	(99)	27	110	18	81

Total Earnings	$27,711	$22,749	$28,324	$25,216	$19,913

Fixed Charges (b)
Interest expense	$394	$345	$264	$146	$38
Capitalized debt related expenses	35	35	31	5	0
Interest component of rental expense	60	55	54	56	50

Total Fixed Charges	$489	$435	$349	$207	$88

Ratio of Earnings to Fixed Charges	57	52	81	122	226

(a)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (1) fixed charges; and (2) cash distributions from equity method investments.

(b)

Fixed charges include: (1) interest expense; (2) capitalized debt issuance costs; and (3) the portion of operating rental expense which management believes is representative of the interest component of rental expense.